LG Electronics


05009037

Conversion of Global Depository Receipts(G[illegible]) into Underlying Shares

SUPPL

<Details of Application for Conversion>

Application period	Number of DRs Applied for Conversion	Conversion ratio (XX shares/1DR)	Number of Shares to be Delivered(A)	Total Shares Issued(B)	Percentage(%) (A/B)
From '04.3.30 To '05.6.9	3,160,468	0.5	1,580,234	156,923,646	1.01

<Status of DRs>

Class of DRs	DR issuing Date	Total DRs issued	Balance of DRs at current disclosure date	Conversion ratio (XX shares/1DR)	Number of Shares which can be converted
Preferred Stock	'02. 04.24	7,300,876	4,851,660	0.5	2,425,832
Common Stock	'02. 04. 24	188,776	720,062	0.5	360,031

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

RECEIVED
2005 JUN 16 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dlw 6/16